EXHIBIT 99.E

EXECUTION VERSION

AGREEMENT FOR THE SALE AND PURCHASE OF SHARES
IN TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

This deed (the “Agreement”) is made the ___ day of June 2020

Between:

(1)	IMTIS Holdings S.à r.l., a company incorporated and existing under the laws of Luxembourg (registration number B244621), whose registered office is at 19 rue de Bitbourg, L-1273, Luxembourg (“Purchaser”);

(2)	Alfa Telecom Turkey Limited, a company incorporated and existing under the laws of the British Virgin Islands (registration number 1000502), whose registered office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (“ATT”); and

(3)	TVF Bilgi Teknolojileri İletişim Hizmetleri Yatirim Sanayi Ve Ticaret Anonim Şirketi, a company incorporated and existing under the laws of the Republic of Turkey (registration number 247146-5), whose registered office is at Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey (“TVF BTIH”), which expression shall include any successor (whether through merger, reconstruction or otherwise).

Whereas:

(A)	Turkcell Holding currently holds the Turkcell Shares.

(B)	On the date of this Agreement, (i) Telia Finland and TVF BTIH entered into the Telia TH Interest SPA pursuant to which Telia Finland shall sell, and TVF BTIH shall acquire, a 47.09% interest in the shares of Turkcell Holding on the terms and subject to the conditions set forth therein; and (ii) CTH, TVF BTIH, CFI and ATT entered into the Total CTH TH Interest SPA pursuant to which CTH shall sell, and TVF BTIH shall acquire, a 52.91% interest in the shares of Turkcell Holding on the terms and subject to the conditions set forth therein.

(C)	On the Completion Date each of the following events and actions, among others, will be deemed to occur simultaneously:

(1)	Telia TH Interest SPA Implementation and Total CTH TH Interest SPA Implementation, such that TVF BTIH will hold a 100% interest in the shares of Turkcell Holding;

(2)	TVF BTIH and Turkcell Holding will undertake the TH/TVF BTIH Merger in accordance with the terms of the Framework Agreement, with the co-operation of the other parties thereto; and

(3)	on the terms and subject to the conditions set forth herein and in the Transaction Agreements more generally, (i) TVF BTIH has agreed, following the TH/TVF BTIH Merger Registration, to procure the sale of the Shares to Purchaser; and (ii) Purchaser has agreed to purchase the Shares.

(D)	ATT is a party to this Agreement for the limited purposes of Clauses 4.1, 5.2 and 7.

(E)	Each of ATT’s and Purchaser’s, on the one hand, and TVF BTIH’s, on the other hand, performance of certain of their or its respective obligations under this Agreement is guaranteed in accordance with, and subject to, the terms and conditions of clause 13.1 and 13.2, respectively, of the Framework Agreement.

(F)	It is the intention of the Parties that this document be executed as a deed, notwithstanding one or more Parties may execute it under hand.

It is Agreed:

1.	Interpretation

1.1	In this Agreement, save as defined below, capitalised terms shall have the meaning given to them in the Framework Agreement (mutatis mutandis):

“ATT Indemnity Amount” shall have the meaning set forth in Clause 7.4(b)(i)(1);

“ATT Liability Cap” shall have the meaning given to that term under the Total CTH TH Interest SPA;

“ATT’s TH Share” shall have the meaning given to that term under the Total CTH TH Interest SPA;

“Claim” means a claim for any breach of this Agreement, including in respect of any Warranty but excluding any claim for any breach of Clause 7;

“Claim Settlement Election” shall have the meaning set forth in Clause 7.1(c)(ii);

“Claim Settlement Shares” shall have the meaning set forth in Clause 7.1(g);

“Claimant Party” shall have the meaning set forth in Clause 9.2(b);

“Condition” means the condition precedent set forth in Clause 5.1;

“CTH SPA Claim” means any “Claim” (as that term is defined in the Total CTH TH Interest SPA) between TVF BTIH (as claimant) and ATT (as respondent) and where those parties have agreed to settle, ATT has accepted the Claim or the Claim has been finally determined in favour of TVF BTIH;

“CTH SPA Claim Election Notice” shall have the meaning set forth in Clause 7.1(d);

“CTH SPA Claim Option Notice” shall have the meaning set forth in Clause 7.1(c);

“CTH SPA Claim Value” means the amount of consideration/value ATT is required to pay to TVF BTIH pursuant to any CTH SPA Claim from time to time;

“Excess Recovery” shall have the meaning set forth in Clause 9.3(d);

“Framework Agreement” means a framework agreement entered into on the date of this Agreement between the Parties and the other parties thereto;

“L1’s CFI Indemnity Amount” shall have the meaning set forth in Clause 7.4(b)(ii)(1);

“L1’s Telia Indemnity Amount” shall have the meaning set forth in Clause 7.4(b)(ii)(2);

“L1’s Telia/CFI Indemnity Amount” shall have the meaning set forth in Clause 7.4(b)(ii)(2);

“Loan Note 1” means the loan note in the Loan Note 1 Amount issued by TVF BTIH to CTH pursuant to the terms of the Total CTH TH Interest SPA, as subsequently assigned to Purchaser;

“Loan Note 1 Amount” means an amount in US$ that is equal to (a) the market value of the Shares calculated in US$ at the Reference Exchange Rate on the Completion Date by reference to the closing price of a share in Turkcell on the Istanbul Stock Exchange on the Business Day immediately prior to the Completion Date minus (b) the Loan Note 3 Amount;

“Loan Note 1 TWF Deed of Assignment” means a deed of assignment of Loan Note 1 from Purchaser to TVF BTIH in the form set out in Schedule 7 of the Framework Agreement;

“Loan Note 3” means the loan note in the Loan Note 3 Amount issued by TVF BTIH to Purchaser pursuant to the terms of the Framework Agreement;

“Loan Note 3 Amount” means an amount in US$ that is equal to the sum of (a) US$333,556,415 and (b) the product of (i) the number of calendar days from and excluding 15 November 2020 to and including the Completion Date, multiplied by (ii) US$58,082;

“Loan Note 3 Deed of Assignment” means a deed of assignment of Loan Note 3 from Purchaser to TVF BTIH in the form set out in Schedule 7 of the Framework Agreement;

“Loan Notes” means, collectively, Loan Note 1 and Loan Note 3;

“Parties” means the parties to this Agreement, and “Party” means any of them;

“Per Turkcell Share Purchase Price” means the closing price of a share in Turkcell on the Istanbul Stock Exchange and taken on the date of acceptance, settlement or final determination, as the case may be and from time to time, in respect of any CTH SPA Claim (calculated in U.S. Dollars at the Reference Exchange Rate on the relevant date);

“Relevant Payment” shall have the meaning set forth in Clause 9.3(a);

“Relief” means any relief, loss, allowance, credit, exemption, deduction or set off, or any right to repayment of Tax;

“Respondent Party” shall have the meaning set forth in Clause 9.2(b);

“Shares” means the “IMTIS Holdings Shares” (as that term is defined in the Framework Agreement);

“Telia SPA Claim” means any “Claim” (as that term is defined in the Telia TH Interest SPA) between TVF BTIH (as claimant) and Telia Finland (as respondent) and where those parties have agreed to settle, Telia Finland has accepted the Claim or the Claim has been finally determined in favour of TVF BTIH;

“TH SPA” means the Telia TH Interest SPA and/or the Total CTH TH Interest SPA, as the case may be;

“TH SPA Indemnity Payment” means any payment that is a “Relevant Payment” and as adjusted for any “Excess Recovery” (if relevant) for the purposes of either TH SPA, as the case may be, made in settlement of any CTH SPA Claim or Telia SPA Claim for breach of a TI Share Title Warranty;

“Third Party Sum” shall have the meaning set forth in Clause 9.3(b);

“TI Share Title Warranty” means any “TI Share Title Warranty” (as that term is defined in the Telia TH Interest SPA and the Total CTH TH Interest SPA);

“Turkcell Shares Sale Option Notice” shall have the meaning set forth in Clause 7.1(h); and

“Warranties” means the warranties set forth in Clause 8.1.

1.2	In this Agreement, unless the context otherwise requires, the principles of construction set out in clause 1.2 of the Framework Agreement shall apply to this Agreement as if set out in full herein (mutatis mutandis).

1.3	The headings in this Agreement do not affect its interpretation.

1.4	References to a number of shares or a percentage interest in the share capital of any entity shall be deemed to be references to such number of shares or such percentage interest as adjusted for any reorganisation of the share capital of the relevant entity, stock-split, share consolidation, merger, reduction of capital or any other corporate action with a similar effect after the date of this Agreement.

2.	Sale and Purchase of the Shares

Subject to the terms and conditions of this Agreement, on the Completion Date, TVF BTIH shall sell and transfer the Shares to Purchaser, and Purchaser shall purchase the Shares from TVF BTIH.

3.	Consideration

Subject to Clauses 5 and 6.2(a), on the Completion Date, in consideration of the transfer of the Shares to Purchaser pursuant to this Agreement, Purchaser shall irrevocably assign to TVF BTIH, and TVF BTIH shall accept, the Loan Notes.

4.	Interim Covenants

4.1	From the date of this Agreement until Completion, except as (i) otherwise provided in any Transaction Agreement; (ii) required by Applicable Law; or (iii) consented to in writing and in advance by Purchaser or ATT (which consent shall not be unreasonably withheld, conditioned or delayed), TVF BTIH shall not, and shall cause, to the extent within its control, Turkcell Holding not to, take, or agree to take, any of the following actions:

(a)	offer or Transfer any Share or enter into a transaction (including a derivative transaction) having an economic effect similar to that of a transfer of a Share, or announce any intention to offer or Transfer any Share;

(b)	pledge, mortgage, charge or otherwise Encumber any Share or any interest in any Share;

(c)	grant an option over any Share or any interest in any Share;

(d)	enter into any agreement in respect of the votes attached to any Share; or

(e)	agree to do any of the foregoing.

4.2	Prior to Completion, TVF BTIH shall:

(a)	take any necessary preparatory and corporate actions for the transfer of the Shares to Purchaser at Completion, and, to the extent possible, grant authority to the relevant persons to carry out the transactions set forth under this Agreement in the name and on behalf of TVF BTIH (as the surviving entity of the TH/TVF BTIH Merger); and

(b)	to the extent possible, deliver to Purchaser a certified copy of an extract from its commercial register or equivalent documentation reasonably acceptable to Purchaser, in each case attesting the authority and the validity of the signatures of the persons authorised to carry out the transactions set forth under this Agreement in the name and on behalf of TVF BTIH (as the surviving entity of the TH/TVF BTIH Merger).

4.3	Prior to Completion, Purchaser shall:

(a)	take any necessary preparatory and corporate actions for the transfer of the Shares to Purchaser at Completion, and grant authority to the relevant persons to carry out the transactions set forth under this Agreement in the name and on behalf of Purchaser; and

(b)	deliver to TVF BTIH a certified copy of an extract from its commercial register or equivalent documentation reasonably acceptable to TVF BTIH, in each case attesting the authority and the validity of the signatures of the persons authorised to carry out the transactions set forth under this Agreement in the name and on behalf of Purchaser.

5.	Condition

5.1	The obligations of each of the Parties to proceed to Completion are conditional (unless waived) upon the Telia TH Interest SPA Implementation, the Total CTH TH Interest SPA Implementation and the TH/TVF BTIH Merger Registration having occurred in accordance with the Framework Agreement (the “Condition”).

5.2	The Condition may only be waived by agreement in writing between TVF BTIH and ATT, and only by both of them.

5.3	If any Party becomes aware of any fact, matter or circumstance that is reasonably likely to lead to the Condition being unsatisfied or incapable of waiver, that Party will immediately notify the other Parties thereof.

5.4	Any waiver of the Condition shall not affect any Party’s right to compensation for liabilities incurred as a result of any other Party’s failure to comply with the Condition.

6.	Completion

6.1	Subject to the terms of the Framework Agreement and in accordance with the terms of the Escrow Agreement, Completion shall take place after the Condition has been satisfied or waived in accordance with the provisions hereof on the Completion Date.

6.2	On the Completion Date:

(a)	Purchaser shall acquire legal title to, and full beneficial ownership of, the Shares, which shall be released in accordance with the terms of the Framework Agreement and the Escrow Agreement;

(b)	TVF BTIH shall acquire legal title to, and full beneficial ownership of, Loan Note 1 and Loan Note 3, alongside the Loan Note 1 TWF Deed of Assignment and the Loan Note 3 Deed of Assignment, which shall be released in accordance with the terms of the Framework Agreement and the Escrow Agreement.

6.3	The Parties acknowledge that delivery of the Loan Note 1 TWF Deed of Assignment and the Loan Note 3 Deed of Assignment in accordance with the terms of the Transaction Agreements shall constitute a payment in full of the consideration payable by Purchaser hereunder and shall be a good discharge to TVF BTIH of the Purchaser’s obligation to make such payment, and Purchaser shall not be obliged to see to the registration of the name of the transferee of the Loan Notes in the applicable register of Loan Note holders.

7.	Settlement of Claims under Transaction Agreements

7.1	Settlement of Claims under the Total CTH TH Interest SPA

(a)	Subject to Clause 7.2, this Clause 7.1 sets out the mechanism upon which ATT, Purchaser and TVF BTIH agree to settle any obligation to make a payment in respect of any CTH SPA Claim that may arise from time to time. Settlement of any CTH SPA Claim Value in full by ATT (or Purchaser as the case may be) in accordance with this Clause 7.1 shall be deemed a good discharge of ATT’s obligation to pay the CTH SPA Claim Value to the claimant party pursuant to any CTH SPA Claim.

(b)	Purchaser undertakes to TVF BTIH to take all actions necessary to comply, and to allow ATT to comply, with their obligations under (and subject to the terms of) this Clause 7.1 and Clause 7.2, including transferring Turkcell shares to TVF BTIH, selling Turkcell shares in order to raise cash to transfer to TVF BTIH and/or transfer cash to TVF BTIH in order to settle any CTH SPA Claim Value, in each case from time to time and as the case may be.

(c)	Subject to Clause 7.2, ATT shall, within ten (10) Business Days of any CTH SPA Claim being accepted, settled or finally determined, as the case may be, serve notice (a “CTH SPA Claim Option Notice”) on TVF BTIH (with a copy to Purchaser) electing to either:

(i)	settle the CTH SPA Claim Value in cash in which case ATT and Purchaser undertake, on a joint and several basis, to make such payment to TVF BTIH by the later of (a) ten (10) Business Days of TVF BTIH notifying ATT and Purchaser of its relevant account details for a payment in cash, and (b) the required date for payment as set out in any final award, settlement agreement or acceptance of the relevant CTH SPA Claim; or

(ii)	provide TVF BTIH with a right to elect to receive the CTH SPA Claim Value in cash or in Turkcell shares (the number of such Turkcell shares being calculated in accordance with Clause 7.1(g) below) in full and final settlement of such CTH SPA Claim (a “Claim Settlement Election”).

(d)	Following receipt of a CTH SPA Claim Option Notice, TVF BTIH shall have ten (10) Business Days to make a Claim Settlement Election and serve notice of such election on ATT (with a copy to Purchaser) (a “CTH SPA Claim Election Notice”).

(e)	Once given, a CTH SPA Claim Option Notice or a CTH SPA Claim Election Notice shall be irrevocable.

(f)	If any relevant Party fails to serve a CTH SPA Claim Option Notice or a CTH SPA Claim Election Notice, as the case may be, in accordance with Clause 7.1(c) or Clause 7.1(d), then ATT or TVF BTIH, as the case may be, shall be deemed to have served a CTH SPA Claim Option Notice or a CTH SPA Claim Election Notice (as the case may be) on the other Party (with a copy to Purchaser) electing to settle the relevant CTH SPA Claim in cash as of the final date on which it could have served such notice under this Clause 7.1.

(g)	If TVF BTIH elects to receive Turkcell shares in settlement of any CTH SPA Claim, it shall be entitled to receive a number of Turkcell shares (rounded up to the next whole number in case of a fraction) equal to:

(i)	the CTH SPA Claim Value (calculated in U.S. Dollars at the Reference Exchange Rate on the date of acceptance, settlement or final determination (as the case may be) of the CTH SPA Claim); divided by

(ii)	the Per Turkcell Share Purchase Price,

the “Claim Settlement Shares”.

(h)	Subject to Clause 7.1(l) below, if TVF BTIH elects to settle the relevant CTH SPA Claim in cash, ATT shall be entitled, within ten (10) Business Days of such election being made, to serve a further notice on TVF BTIH (with a copy to Purchaser) (a “Turkcell Shares Sale Option Notice”) (i) electing to generate part or all of the cash amount required to settle the relevant CTH SPA Claim through the sale of Turkcell shares on the market or otherwise to any third party; and (ii) if relevant, requiring that Purchaser sell, and Purchaser agrees to sell, the necessary amount of Turkcell shares to generate such cash.

(i)	TVF BTIH shall include in any CTH SPA Claim Election Notice either (i) if it has elected to receive cash, the relevant account details for a payment in cash; or (ii) if it has elected to receive Turkcell shares in lieu of cash (1) its calculation of the number of Claim Settlement Shares; and (2) the relevant broker contact details and securities account details for settling the trade.

(j)	Following receipt (or deemed receipt) of any CTH SPA Claim Election Notice,:

(i)	where (1) TVF BTIH has elected to receive cash; and (2) ATT has failed to serve a Turkcell Shares Sale Option Notice on TVF BTIH, ATT and Purchaser undertake, on a joint and several basis, to make such payment to TVF BTIH by the later of (a) ten (10) Business Days of TVF BTIH notifying ATT and Purchaser of its relevant account details for a payment in cash, and (b) the required date for payment as set out in any final award, settlement agreement or acceptance of the relevant CTH SPA Claim; or

(ii)	where (1) TVF BTIH has elected to receive cash; and (2) ATT has served a Turkcell Shares Sale Option Notice on TVF BTIH, ATT and Purchaser undertake, on a joint and several basis, to make such payment promptly following the sale of the relevant number of Turkcell shares but, in any event, by the latest of (a) the date falling six (6) months after the date of the Turkcell Shares Sale Option Notice; (b) ten (10) Business Days of TVF BTIH notifying ATT and Purchaser of its relevant account details for a payment in cash; and (c) the required date for payment as set out in any final award, settlement agreement or acceptance of the relevant CTH SPA Claim; or

(iii)	where TVF BTIH has elected to receive Turkcell shares, to effect the relevant trade by the later of (1) ten (10) Business Days of TVF BTIH notifying ATT and Purchaser of the relevant broker contact details and securities account details for settling the trade; and (2) the required date for payment as set out in any final award, settlement agreement or acceptance of the relevant CTH SPA Claim.

(k)	In the case of settlement of any CTH SPA Claim in Claim Settlement Shares:

(i)	ATT and Purchaser agree, jointly and severally, to bear the reasonable and documented out-of-pocket costs and expenses of TVF BTIH which are properly incurred in order to settle the relevant trade;

(ii)	ATT and Purchaser, respectively, warrant, as of the date of settlement of the relevant trade, that:

(1)	Purchaser is the sole legal and beneficial owner of the Claim Settlement Shares, has the right to transfer the full legal and beneficial interest in the Claim Settlement Shares to TVF BTIH and has the right to exercise all voting and other rights over the Claim Settlement Shares;

(2)	the Claim Settlement Shares are duly issued and fully paid in;

(3)	after giving effect to the trade, the Claim Settlement Shares will not be affected by any Encumbrance and there are no arrangements or obligations that could result in the creation of any Encumbrance affecting any of the Claim Settlement Shares; and

(4)	upon completion of the trade, TVF BTIH will acquire full legal and beneficial title to the Claim Settlement Shares, free from all Encumbrances;

(iii)	Purchaser shall transfer such Claim Settlement Shares with full title guarantee and together with all rights, title and interest attaching to them, free and clear of all Encumbrances; and

(iv)	in the event of breach by ATT or Purchaser of this Clause 7.1(k), each of ATT and Purchaser, respectively and on a joint and several basis, agrees and undertakes to pay in cash to TVF BTIH a sum equal to the amount necessary to put TVF BTIH into the position which would have existed had ATT and/or Purchaser (as the case may be) complied with its obligations and had the warranties under this Clause 7.1(k) been true and correct as at the date given, together with (i) all documented out-of-pocket costs and expenses (including legal fees, experts’ fees and consultants’ fees) reasonably and properly incurred by TVF BTIH directly arising out of or resulting from the breach of this Clause 7.1(k); and (ii) such sum as is necessary to ensure that after the deduction of any Tax due on amount payable under this Clause 7.1(k)(iv) (whether by way of direct assessment or withholding at its source) and after taking into account any Relief available to TVF BTIH in respect of the matter in respect of which the payment is made, TVF BTIH is left with the same amount it would have had if the payment was not subject to Tax.

(l)	If ATT serves a Turkcell Shares Sale Option Notice, Purchaser agrees that it will use all reasonable endeavours to sell the relevant number of Turkcell shares in a way intended to maintain an orderly market in Turkcell shares, provided that, at all times, the Parties acknowledge that any of them, as relevant, may be subject to black-out periods or trading restrictions imposed by Applicable Law, regulation or the rules of any relevant stock exchange.

7.2	If a CTH SPA Claim is for breach of any TI Share Title Warranty, the Parties agree that the claim shall be settled by ATT or Purchaser in cash and by the later of (a) ten (10) Business Days of TVF BTIH notifying ATT and Purchaser of its relevant account details for a payment in cash, and (b) the required date for payment as set out in any final award, settlement agreement or acceptance of the relevant CTH SPA Claim.

7.3	The Parties acknowledge and agree that this Clause 7 shall be without prejudice to TVF BTIH’s rights under clause 9.11 of the Total CTH TH Interest SPA.

7.4	Apportionment of TH SPA Indemnity Payments

(a)	This Clause 7.4 sets out how ATT, Purchaser and TVF BTIH agree to apportion any TH SPA Indemnity Payments, from time to time and as the case may be, among TVF BTIH on the one hand and Purchaser and ATT on the other.

(b)	Subject to Clause 7.4(c) and Clause 7.4(e) below, the Parties agree that:

(i)	following any CTH SPA Claim for breach of a TI Share Title Warranty:

(1)	ATT shall be liable to pay to TVF BTIH an amount equivalent to ATT’s TH Share of the CTH SPA Claim Value in accordance with the Total CTH TH Interest SPA and Clause 7.2 (the “ATT Indemnity Amount”);

(2)	TVF BTIH shall be liable to transfer to Purchaser an amount equal to 49% of the ATT Indemnity Amount provided that the aggregate amount of any and all such transfers will be capped at 49% of the ATT Liability Cap; and

(3)	ATT’s obligation to pay to TVF BTIH any amount exceeding 51% of the ATT Indemnity Amount under Clause 7.4(b)(i)(1) and TVF BTIH’s transfer obligation to Purchaser under Clause 7.4(b)(i)(2) shall be set off against each other such that ATT shall not be liable to pay to TVF BTIH any amount exceeding 51% of the ATT Indemnity Amount;

(ii)	subject to Clause 7.4(b)(iii), in the event that TVF BTIH at any time receives a TH SPA Indemnity Payment from:

(1)	CFI, promptly and, in any event, by the later of (a) ten (10) Business Days of Purchaser notifying TVF BTIH of its relevant account details for a payment in cash and (b) ten (10) Business Days of receipt of such TH SPA Indemnity Payment, TVF BTIH shall transfer to Purchaser an amount equal to 49% of such TH SPA Indemnity Payment received from CFI provided that, under this Clause 7.4(b)(ii)(1) TVF BTIH shall not be required to transfer to Purchaser any sum in excess of 49% of the market value of 13.8% of the total issued share capital of Turkcell, from time to time, calculated in U.S. Dollars at the Reference Exchange Rate on the date of such calculation by reference to the closing price of a share in Turkcell on the Istanbul Stock Exchange on the date TVF BTIH receives the relevant TH SPA Indemnity Payment (“L1’s CFI Indemnity Amount”); and/or

(2)	Telia Finland, promptly and, in any event, by the later of (a) ten (10) Business Days of Purchaser notifying TVF BTIH of its relevant account details for a payment in cash and (b) ten (10) Business Days of receipt of such TH SPA Indemnity Payment, TVF BTIH shall transfer to Purchaser an amount equal to 49% of such TH SPA Indemnity Payment received from Telia Finland (“L1’s CFI Indemnity Amount” and, together with L1’s CFI Indemnity Amount, “L1’s Telia/CFI Indemnity Amount”); and

(iii)	if ATT fails or is yet to meet its payment obligations to TVF BTIH under Clause 7.4(b)(i), the amount of any L1’s Telia/CFI Indemnity Amount shall first be utilised by TVF BTIH in full satisfaction of any outstanding amount for which ATT is liable under Clause 7.4(b)(i), with the excess of such L1’s Telia/CFI Indemnity Amount (if any) paid to Purchaser in accordance with Clause 7.4(b)(ii).

(c)	The Parties agree that in no circumstances will TVF BTIH be required to make any payment to Purchaser pursuant to this Clause 7.4 if any such payment in respect of a TH SPA Indemnity Payment would exceed 49% of such TH SPA Indemnity Payment.

(d)	Subject to any Applicable Law, TVF BTIH covenants to Purchaser that in no circumstances TVF BTIH shall file a claim for breach of a TI Share Title Warranty against less than all of Telia Finland, CFI and ATT under the Telia TH Interest SPA and the Total CTH TH Interest SPA.

(e)	To the extent that, at the relevant time a transfer is required to be made by TVF BTIH to Purchaser under Clause 7.4(b)(i)(2), ATT has yet to discharge in full any CTH SPA Claim in accordance with the Total CTH TH Interest SPA or, where relevant, its obligations under Clause 7.1 or Clause 7.2, the Parties agree that TVF BTIH is entitled to set off any such outstanding liability against its obligation to transfer to Purchaser under Clause 7.4(b)(i)(2).

8.	Warranties and Indemnity

8.1	Warranties

(a)	TVF BTIH warrants to Purchaser:

(i)	as at the date of this Agreement, that it is not actually aware of any breach by any of Telia, CFI or ATT of any TI Share Title Warranty; and

(ii)	at Completion, that it has not breached Clause 4.1.

(b)	For the purposes of this Clause 8.1, the actual awareness of TVF BTIH shall be deemed to be limited to the knowledge of “Purchaser” as provided under clause 9.1(k) of the Total CTH TH Interest SPA.

8.2	Undertaking to Pay

(a)	Subject in all respects to the limitations on liability as set out in Clause 9, TVF BTIH agrees and undertakes with Purchaser, in the case of any breach by TVF BTIH of a Warranty or any undertaking set out in Clause 4.1 or Clause 7.4, to pay in cash to Purchaser a sum equal to the amount necessary to put Purchaser into the position which would have existed had the breach not occurred, together with (i) all documented out-of-pocket costs and expenses (including legal fees, experts’ fees and consultants’ fees) reasonably and properly incurred by Purchaser directly arising out of or resulting from the breach; and (ii) such sum as is necessary to ensure that after the deduction of any Tax due on any amount payable under this Clause 8.2(a) (whether by way of direct assessment or withholding at its source) and after taking into account any Relief available to Purchaser in respect of the matter in respect of which the payment is made, Purchaser is left with the same amount it would have had if the payment was not subject to Tax.

(b)	The Purchaser’s sole remedy in respect of any Claim for breach of a Warranty is a claim under the indemnity in this Clause 8.2.

9.	Limitations on Liability

9.1	TVF BTIH shall have no liability under this Agreement:

(a)	in respect of any Claim by Purchaser against TVF BTIH, subject to clause 13.2.8 of the Framework Agreement, to the extent the aggregate amount of liability of TVF BTIH for any and all such Claims would exceed the market value of 24.8% of the total issued share capital of Turkcell, from time to time, calculated in U.S. Dollars at the Reference Exchange Rate on the date of calculation by reference to the closing price of a share in Turkcell on the Istanbul Stock Exchange on the date of acceptance, settlement or final determination of the relevant claim (the “Liability Cap”); and

(b)	subject to Clause 9.1(a), unless the aggregate amount of all Claims is equal to or greater than 1% of the Liability Cap, in which case TVF BTIH shall be liable for the aggregate amount of all Claims and not just the excess.

9.2	No Party shall have any liability under this Agreement:

(a)	in respect of any Claim unless written notice of such Claim is given by the claimant party (the “Claimant Party”), to the respondent party (the “Respondent Party”) setting out reasonably specific details of the matter in respect of which such Claim is made including, where reasonably practicable, an estimate as to the amount of such Claim:

(i)	for any Claim for breach of a Warranty, on or before the date of expiry of the relevant statute of limitations in England; or

(ii)	for all other Claims, on or before the date falling six (6) months after the Completion Date,

(b)	provided that any Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn six (6) months after written notice of such Claim is given pursuant to this Clause 9.2(b) except where any Claim relates to a contingent liability in which case it shall be deemed to have been withdrawn six (6) months after its becomes an actual liability unless, in each case, legal proceedings in respect of it have commenced by being both issued and served. No new Claim may be made in respect of the facts, matters, events or circumstances giving rise to any such withdrawn Claim;

(c)	in respect of any Claim to the extent that such Claim would not have arisen but for the adoption of any new, or a change in any Applicable Law or a change in the interpretation or implementation thereof by any Governmental Entity, or any amendment to or the withdrawal of any practice previously published by or any extra-statutory concession previously made by a Governmental Entity (whether or not the change purports to be effective retrospectively in whole or in part), in each case that was neither announced nor in force as at the date of this Agreement;

(d)	in respect of any Claim that would not have arisen but for any action taken and/or any transaction undertaken, in each case, in accordance with the terms and conditions of the Transaction Agreements (including the TH/TVF BTIH Merger);

(e)	in respect of any Claim the circumstances of which Purchaser is aware at the date of this Agreement where the knowledge of the Purchaser shall be deemed to be the knowledge of ATT as provided for in clause 1.3(c) (excluding clause 1.3(c)(iii)) of the Total CTH TH Interest SPA; or

(f)	in respect of any punitive, special, indirect or consequential losses including loss of production, loss of profit, loss of contract or loss of goodwill.

9.3	If:

(a)	the Respondent Party makes a payment (excluding any interest on a late payment) in respect of a Claim (a “Relevant Payment”);

(b)	the Claimant Party receives any sum which would not have been received but for the circumstance which gave rise to that Claim (a “Third Party Sum”);

(c)	the receipt of the Third Party Sum was not taken into account in calculating the Relevant Payment; and

(d)	the aggregate of the Third Party Sum and the Relevant Payment exceeds the amount required to compensate the Claimant Party in full for the loss or liability which gave rise to the Claim in question, such excess being the “Excess Recovery”, then the Claimant Party shall repay to the Respondent Party promptly, on receipt of such Third Party Sum, an amount equal to the lower of (i) the Excess Recovery; and (ii) the Relevant Payment, after deducting (in either case) all costs and expenses incurred by the Claimant Party in recovering the Third Party Sum and any Tax attributable to or suffered in respect of such receipt.

9.4	Each Party shall take, and cause its Affiliates to take, reasonable steps to mitigate any liabilities, including reasonable attorneys’ fees, associated with a Claim upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to minimise the relevant losses incurred in relation to the subject matter of the Claim, provided that, in all cases and from time to time, no Party shall be required to take any action (or refrain from taking any action) in mitigation to the extent that such action (or inaction as the case may be) may preclude such Party from initiating or conducting any Claim (or potential Claim) pursuant to this Agreement or any claim (or potential claim) against any party pursuant to any other Transaction Agreement.

9.5	Purchaser acknowledges and agrees that, except as expressly provided in any Warranty, TVF BTIH does not give or make any warranty, covenant or representation as to any aspect of Turkcell.

9.6	If any Claim is based upon a liability which is contingent only, the Respondent Party shall not be liable to make any payment unless and until such contingent liability gives rise to an actual liability (but the Claimant Party has the right under Clause 9.1 to give written notice of that Claim before such time).

9.7	TVF BTIH shall not be liable for any Claim to the extent that it would not have arisen but for any voluntary act, omission or transaction carried out before Completion by TVF BTIH, CTH or Turkcell Holding at the written direction or request of Purchaser, ATT or any of their respective Affiliates.

9.8	The limitations of liability contained in this Clause 9 or otherwise in this Agreement shall not apply to any liability for any Claim to the extent that the same is attributable to fraud or fraudulent misrepresentation on the part of TVF BTIH, ATT or Purchaser, as the case may be.

10.	Termination

10.1	This Agreement shall automatically terminate on the termination of the Framework Agreement in accordance with its terms.

10.2	Notwithstanding the foregoing, this Clause 10 (Termination) and Clauses 1 (Interpretation), 9 (Limitations on Liability), 11 (Third Party Rights), 12 (Costs and Expenses), 14 (General), 15 (Miscellanea), 16 (Governing Law), and 17 (Arbitration) shall survive any termination hereof.

10.3	Any termination of this Agreement shall be without prejudice to any liability of any Party for prior breaches hereof.

11.	Third Party Rights

The Parties do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a Party.

12.	Payments

12.1	Any payments pursuant to this Agreement shall be made in full, without any set off, counterclaim and without any deduction or withholding. If, notwithstanding the foregoing, any Party is required by Applicable Law to make a deduction or withholding in respect of any sum payable under or in connection with this Agreement, such Party shall, at the same time as the sum which is the subject of the deduction or withholding is payable, pay to the relevant Party such additional amount as shall be required to ensure that the net amount received by that Party will equal the full amount which would have been received by that Party had no such deduction or withholding been required to be made.

12.2	Any payments made pursuant to this Agreement shall be effected by crediting for same day value the account specified in writing by the relevant payee(s) (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

12.3	Any payments made by TVF BTIH pursuant to this Agreement shall be effected by crediting for same day value the account specified in writing by Purchaser (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

12.4	If any payment is made to Purchaser by TVF BTIH in connection with this Agreement, the payment shall be treated as an adjustment to the value of the consideration paid by Purchaser to TVF BTIH under this Agreement and, in such circumstances, the value of the consideration shall be deemed to have been reduced by the amount of such payment.

12.5	Payment of a sum in accordance with this Clause 12 shall constitute a payment in full of the sum payable and shall be a good discharge to the payor (and those on whose behalf such payment is made) of the payor’s obligation to make such payment and the payor (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.

13.	Costs and Expenses

Each Party shall pay its own costs and expenses in relation to the negotiation, preparation and execution of this Agreement and all other documents mentioned herein.

14.	General

14.1	Without prejudice to any other rights or remedies that the Parties may have, the Parties acknowledge and agree that damages alone would not be an adequate remedy for any breach by them of Clauses 2, 3 or 6 and that the remedies of injunction and specific performance as well as any other equitable relief for any threatened or actual breach of Clauses 2, 3 or 6 by any Party would be more appropriate remedies.

14.2	The rights and remedies provided by this Agreement are cumulative and do not exclude any rights and remedies provided by Applicable Law, provided that (save for automatic termination pursuant to Clause 10.1) no Party shall be entitled to rescind or terminate this Agreement, whether before or after Completion. Nothing in this Clause 14 shall operate to limit or exclude any liability for fraud.

15.	Miscellanea

The provisions of clauses 15 (Confidentiality), 16 (Announcements), 17 (Successors), 18 (Assignment), 19 (Notices), 21 (Variation and Waiver), 22 (Counterparts), 23 (Whole Agreement) and 24 (Invalidity) of the Global Settlement Deed are incorporated into this Agreement mutatis mutandis with references to “this Deed” therein to being deemed to be a reference to this Agreement.

16.	Governing Law

This Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter shall be governed by, and construed and take effect in accordance with, English law.

17.	Arbitration

All disputes arising out of or in connection with this Agreement shall be finally settled in accordance with clause 2 (Arbitration) of the Arbitration Deed.

In witness whereof this Agreement has been executed as a deed and delivered on the date first above written.

SIGNATURES

EXECUTED and DELIVERED as a DEED	)
by IMTIS Holdings S.à r.l. acting by Nathan	)
Scott Fine, manager	)	Nathan Scott Fine
	)	Manager

[Turkcell Interest SPA Signature Page]

EXECUTED and DELIVERED as a DEED	)
by Alfa Telecom Turkey Limited acting	)
by Maxime Nino, Director	)	Maxime Nino
	)	Director

[Turkcell Interest SPA Signature Page]

EXECUTED and DELIVERED as a DEED	)
for and on behalf of TVF Bİlgİ	)
TEKNOLOJİLERİ İLETİŞİM HİZMETLERİ	)	Zafer Sönmez
Yatirim Sanayİ Ve Tİcaret A.Ş.	)	Authorised Signatory
acting by Zafer Sönmez and Çağatay Abraş	)
)
)
	)	Çağatay Abraş
	)	Authorised Signatory

[Turkcell Interest SPA Signature Page]